

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

Via E-mail
Jennifer Hankes Painter
Vice President, General Counsel and Secretary
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311

     Re: **MRV Communications, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed August 9, 2012
               File No. 001-11174

Dear Ms. Painter:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet with Respect to Proposed Sale of Alcadon, page 7

1.   We note your disclosure that you have not yet entered into a definitive agreement for the sale of Alcadon to Deltaco, and that the terms presented in your preliminary proxy statement are subject to negotiation. Please tell us how you determined that it is appropriate to submit this proposal to shareholders prior to entering into a definitive agreement, explaining in detail how you determined that the disclosure in your document provides adequate information for shareholders to make an informed voting decision. In your response, please address the adequacy of your disclosure regarding the specific terms of the proposed transaction, including the purchase price, representations and warranties, and the material terms of the escrow agreement. Also, provide us your analysis of whether you would be required to resolicit proxies if the terms of the transaction were to change. Cite all authority upon which you rely.

Pro Forma Financial Statements, page 66

2.   Please revise your filing to comply with the updating requirements of Rule 11-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Steven Suzzan
        Fulbright & Jaworski, L.L.P